January 31, 2025

Rick Gaenzle
Chief Executive Officer
Blue Gold Limited
3109 W. 50th Street, #207
Minneapolis, MN 55410

       Re: Blue Gold Limited
           Amendment No. 6 to Registration Statement on Form F-4
           Filed January 28, 2025
           File No. 333-280195
Dear Rick Gaenzle:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 24, 2025 letter.

Amendment No. 6 to Registration Statement on Form F-4
BGHL's Executive Officer and Director Compensation, page 189

1. Please revise your Summary Compensation Table to include compensation information for the last completed fiscal year ended December 31, 2024.
Refer to Item
       18(a)(7)(ii) of Form F-4 and Item 6.B. of Form 20-F.
 January 31, 2025
Page 2

        Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706
if you have questions regarding comments on the financial statements and related matters.
For any questions relating to engineering comments, you may contact John Coleman at 202-
551-3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy S. Levenberg at 202-551-3707 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Giovanni Caruso, Esq., of Loeb & Loeb LLP